EXHIBIT 99.1

Endeavour Silver Reports Financial Results for Third Quarter, 2017

VANCOUVER, British Columbia, Nov. 02, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) released today its financial results for the third quarter ended September 30, 2017. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the Third Quarter, 2017 was down compared to the Third Quarter, 2016 due to lower production, higher operating costs and increased exploration and development expenditures. Production was slightly lower in Q3, 2017 compared to Q3, 2016 primarily due to operating issues at the Guanacevi mine, now partly resolved, and revised annual mine plans which led to lower throughput for the nine months ended September 30, 2017.

However, production was higher in Q3, 2017 compared to Q2, 2017 primarily due to improved performance at all three mines. As a result, the Company's financial performance in the Third Quarter, 2017 was up compared to the Second Quarter, 2017, with higher revenues, cash flow and earnings and lower cash and all-in sustaining costs.

Highlights of Third Quarter 2017 (Compared to Third Quarter 2016)

Financial

  Net earnings of $1.0 million(1) ($0.01 per share) compared to net earnings of $5.6 million ($0.04 per share)
  EBITDA(2) decreased 39% to $6.1 million
  Cash flow from operations before working capital changes decreased 31% to $5.7 million
  Mine operating cash flow before taxes(1) decreased 33% to $11.9 million
  Revenue decreased 5% to $39.8 million
  Realized silver price decreased 10% to $17.20 per ounce (oz) sold
  Realized gold price decreased 3% to $1,299 per oz sold
  Cash costs(2) increased 54% to $8.11 per oz silver payable (net of gold credits)
  All-in sustaining costs (AISC)(2) increased 53% to $17.53 per oz silver payable (net of gold credits)
  Working capital decreased 6% to $70.3 million from Q2, 2017

Operations

  Silver production decreased 2% to 1,262,064 oz
  Gold production decreased 5% to 13,648 oz
  Silver equivalent production was 2.2 million oz (at a 70:1 silver: gold ratio)
  Silver oz sold increased 6% to 1,275,922 oz
  Gold oz sold down 3% to 13,759 oz
  Bullion inventory at quarter-end included 196,092 oz silver and 466 oz gold
  Concentrate inventory at quarter-end included 37,043 oz silver and 633 oz gold

Exploration and Development

  Made production decision and commenced development of El Compas mine in Zacatecas
  Acquired additional prospective exploration properties near El Compas in Zacatecas
  Released high grade drill results for Santa Cruz orebody in Guanacevi
  Commenced development of mine ramp to access Milache orebody at Guanacevi by mid-2018
  Released high grade drill results for Terronera and La Luz mineralized zones at Terronera
  Received mine and plant permits for Terronera
  Appointed Vice President, Engineering to oversee technical services and development projects

(1) The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$
(2) Mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis

Endeavour CEO Bradford Cooke commented, “Our Third Quarter earnings, cash flow and revenues were down from Q3, 2016 but improved significantly compared to the Q2, 2017.  Given that Guanacevi had to deal with new electrical and pump issues due to a lightning strike in July, now partly resolved, we anticipate continued improvement of our operating and financial performance in the Fourth Quarter 2017.

“Returning Guanaceví to long-term profitability relies in part on developing two new orebodies, Milache and Santa Cruz Sur.  Underground ramp access is already underway towards Milache with initial production expected in the second half of 2018.  Mine development at Santa Cruz Sur is scheduled to commence this quarter with initial production to coincide with production from Milache.

“Development of the El Compas mine and refurbishment of the La Plata plant are now well underway, with initial production scheduled to commence by the end of the First Quarter, 2018.  We also received the mine and plant permits for Terronera and continue to conduct engineering trade-off studies while we await receipt of the dumps and tailings permits.

“We appointed Andrew Sharp as our new VP, Engineering to oversee our technical services and development projects.  Over the past three months, he has built a core engineering team including managers of mining, metallurgy, construction, permitting and resource estimation to significantly expand our internal capabilities.

Third Quarter Financial Results

For the third quarter ended September 30, 2017, the Company generated revenue totaling $39.8 million (2016 - $42.1 million). During the quarter, the Company sold 1,275,922 silver oz and 13,759 gold oz at realized prices of $17.20 and $1,299 per oz respectively, compared to sales of 1,200,467 silver oz and 14,228 gold oz at realized prices of $19.16 and $1,340 per oz respectively in Q3, 2016.

After cost of sales of $32.5 million (2016 - $26.9 million), mine operating earnings amounted to $7.3 million (2016 –$15.2 million). Excluding depreciation and depletion of $4.4 million (2016 - $2.8 million), and share-based compensation of $0.1 million (2016- $0.2 million), mine operating cash flow before taxes was $11.9 million (2016 – $17.8 million) in Q3, 2017. Net earnings were $1.0 million (2016 –$5.6 million) after exploration expenses of $3.4 million (2016 – $2.4 million) and corporate general and administrative costs of $1.6 million (2016 – $2.8 million).

Direct production costs per tonne in Q3, 2017 increased 19% compared with Q3, 2016.  Reduced production at Guancevi was the key driver behind the higher costs. Cash costs rose 54% on a consolidated basis due to the higher costs per tonne offset by slight improvement in grades and recoveries.  All‑in sustaining costs rose as a result of management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two‑year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Working capital was $70.3 million, down 14% and 6%, respectively from December 31, 2016 and June 30, 2017.  The working capital on-hand is determined to be sufficient for the Company to meet its short and medium term goals.

Conference Call

A conference call to discuss the results will be held today, Thursday, November 2nd at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 1722 followed by the # sign. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Galina Meleger, Director of Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended September 30			Q3 2017 Highlights	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
Production
1,262,064	1,284,646	(2%)	Silver ounces produced	3,482,826	4,346,562	(20%)
13,648	14,364	(5%)	Gold ounces produced	38,430	45,973	(16%)
1,231,975	1,258,408	(2%)	Payable silver ounces produced	3,402,884	4,243,199	(20%)
13,337	13,939	(4%)	Payable gold ounces produced	37,552	44,657	(16%)
2,217,424	2,290,126	(3%)	Silver equivalent ounces produced(1)	6,172,926	7,564,672	(18%)
8.11	5.27	54%	Cash costs per silver ounce(2)	8.1	6.13	32%
11.74	7.28	61%	Total production costs per ounce(2)	11.8	8.92	32%
17.53	11.47	53%	All-in sustaining costs per ounce(2)	18.71	11.01	70%
322,784	355,611	(9%)	Processed tonnes	929,949	1,141,362	(19%)
84.81	71.18	19%	Direct production costs per tonne(2)	81.6	72.89	12%
11.94	11.06	8%	Silver co-product cash costs(2)	12.01	10.6	13%
902	773	17%	Gold co-product cash costs(2)	886	808	10%
Financial
39.8	42.1	(5%)	Revenue ($ millions)	108.9	128.1	(15%)
1,275,922	1,200,466	6%	Silver ounces sold	3,500,337	4,205,575	(17%)
13,759	14,228	(3%)	Gold ounces sold	37,343	44,847	(17%)
17.2	19.16	(10%)	Realized silver price per ounce	17.4	16.8	4%
1,299	1,340	(3%)	Realized gold price per ounce	1,284	1,281	0%
1	5.6	(82%)	Net earnings (loss) ($ millions)	7	9.1	(23%)
7.3	15.2	(52%)	Mine operating earnings (loss) ($ millions)	20.6	34.4	(40%)
11.9	17.8	(33%)	Mine operating cash flow(2) ($ millions)	32.7	46.5	(30%)
5.7	8.2	(31%)	Operating cash flow before working capital changes (2)	18.9	25.1	(24%)
6.1	10.8	(44%)	Earnings before ITDA (2)	18.7	29.6	(37%)
70.3	91.9	(24%)	Working capital ($ millions)	70.3	91.9	(24%)
Shareholders
0.01	0.04	75%	Earnings (loss) per share – basic	0.06	0.08	(25%)
0.04	0.07	(32%)	Operating cash flow before working capital changes per share (2)	0.15	0.22	(32%)
127,456,410	125,277,591	2%	Weighted average shares outstanding	127,291,688	114,426,580	11%

1) Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30	Sept. 30,	Sept. 30
	2017	2016	2017	2016

Operating activities
Net earnings (loss) for the period	$996	$5,586	$7,015	$9,114
Items not affecting cash:
Share-based compensation	673	775	2,241	2,636
Depreciation and depletion	4,540	2,834	12,055	12,267
Deferred income tax expense (recovery)	(535)	(654)	(2,554)	(711)
Unrealized foreign exchange loss (gain)	(150)	723	(582)	589
Loss (gain) on available for sale assets	-	-	(72)	269
Settlement of derivative liability	-	(1,372)	-	-
Finance costs	166	345	610	926
Write off of exploration property	-	-	233	-
Net changes in non-cash working capital	(1,092)	8,071	(8,957)	(1,425)
Cash from operating activities	4,598	16,308	9,989	23,665

Investing activites
Mineral property, plant and equipment expenditures	(10,836)	(5,508)	(31,575)	(12,717)
Proceeds from disposition of available for sale assets	-	-	72	448
Investment in long term deposits	-	-	(6)	133
Cash used in investing activities	(10,836)	(5,508)	(31,509)	(12,136)

Financing activities
Repayment of revolving credit facility	(2,500)	(2,500)	(7,500)	(10,500)
Repayment of obligation under finance lease	-	(76)	-	(465)
Debt issuance costs	-	-	-	(474)
Interest paid	(101)	(243)	(405)	(632)
Public equity offerings	-	14,229	-	55,353
Exercise of options	-	5,263	74	10,548
Share issuance costs	-	(497)	-	(1,943)
Share issuance costs	-	-	-	-
Cash from (used in) financing activites	(2,601)	16,176	(7,831)	51,887

Effect of exchange rate change on cash and cash equivalents	150	(584)	582	(589)

Increase (decrease) in cash and cash equivalents	(8,839)	26,976	(29,351)	63,416
Cash and cash equivalents, beginning of period	52,237	56,848	72,317	20,413
Cash and cash equivalents, end of period	$43,548	$83,240	$43,548	$83,240

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016

Revenue	$39,782	$42,066	$108,859	$128,117

Cost of sales:
Direct production costs	27,400	24,033	74,931	80,852
Royalties	457	247	1,237	732
Share-based compensation	63	(208)	155	78
Depreciation and depletion	4,394	2,761	11,778	12,059
Write down of inventory to net realizable value	166	-	166	-
	32,480	26,833	88,267	93,721

Mine operating earnings	7,302	15,233	20,592	34,396

Expenses:
Exploration	3,432	2,361	10,533	5,468
General and administrative	1,605	2,827	5,991	8,010
	5,037	5,188	16,524	13,478

Operating earnings (loss)	2,265	10,045	4,068	20,918

Finance costs	166	345	610	926

Other income (expense):
Foreign exchange	(561)	(1,650)	2,454	(2,983)
Investment and other	(170)	(426)	119	(610)
	(731)	(2,076)	2,573	(3,593)

Earnings (loss) before income taxes	1,368	7,624	6,031	16,399

Income tax expense (recovery):
Current income tax expense	882	2,731	1,726	7,622
Deferred income tax (recovery)	(510)	(693)	(2,710)	(337)
	372	2,038	(984)	7,285

Net earnings (loss) for the period	996	5,586	7,015	9,114

Other comprehensive income (loss), net of tax
Reclassification for realized gain (loss) on available-for-sale financial assets	-	-	(72)	(269)
Unrealized gain (loss) on available-for-sale financial assets	(35)	4	145	58

Comprehensive income (loss) for the period	$961	$5,590	$7,088	$8,903

Basic earnings (loss) per share based on net earnings	$0.01	$0.04	$0.06	$0.08
Diluted earnings (loss) per share based on net earnings	$0.01	$0.04	$0.05	$0.08

Basic weighted average number of shares outstanding	127,456,410	125,277,591	127,291,688	114,426,580
Diluted weighted average number of shares outstanding	127,851,198	127,414,848	127,823,260	115,916,906

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	September 30,	December 31,
Notes	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$43,548	$72,317
Investments	158	85
Accounts receivable	35,336	25,560
Inventories	14,020	13,431
Prepaid expenses	1,265	2,037
Total current assets	94,327	113,430

Non-current deposits	665	659
Deferred income tax asset	896	183
Mineral properties, plant and equipment	85,181	66,238
Total assets	$181,069	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,822	$18,229
Income taxes payable	1,719	4,631
Credit facility	1,500	9,000
Total current liabilities	24,041	31,860

Deferred lease inducement	249	-
Provision for reclamation and rehabilitation	7,910	7,846
Deferred income tax liability	5,704	7,545
Total liabilities	37,904	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 127,456,410 shares (Dec 31, 2016 - 127,080,264 shares)	450,642	449,594
Contributed surplus	8,373	6,689
Accumulated comprehensive income (loss)	117	44
Retained earnings (deficit)	(315,967)	(323,068)
Total shareholders' equity	143,165	133,259
Total liabilities and shareholders' equity	$181,069	$180,510

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2017 and the related notes contained therein.